Filed by: Great Plains Energy Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File Number: 001-03523

Subject Company: Great Plains Energy Incorporated

Commission File Number: 001-32206

Subject Company: Monarch Energy Holding, Inc.

Commission File Number: 132-02816

Explanatory Note: certain hyperlinks to Great Plains Energy Incorporated’s intranet have been omitted.

E-mail from Terry Bassham to Great Plains Energy Incorporated employees on July 31, 2017

Good morning.

I want to take a moment to provide you with a quick merger update, but first I would like to say thank you.

We play a unique and critical role in our communities – providing the essential power for business to operate and people to live their lives. Last week, we navigated a storm that resulted in more than 140,000 customers losing power during one of the hottest weeks of the year.

While large-scale restoration is nothing new for us, seeing so many of our teams once again rise to the occasion and support each other to get the job done continues to make me feel both proud and humbled. I appreciate the late nights, early mornings and long days. But more importantly, our customers appreciate the effort. People across the territory have reached out to say thank you, knowing your time away from family and friends means their lights come back on.

And that is what we’re about – keeping the lights on. But we’re about more than that – we’re about supporting our communities, creating shareholder value, offering exceptional customer service and fostering a work place where you can be successful and proud of the role you play in our communities.

Our merger with Westar is a big step toward sustaining that ability. While previously we proposed acquiring Westar, regulators said no. We looked at our stand alone plan and while strong, we owed it to you, customers, shareholders and our communities to see if there was a combination that provided the benefits we had identified, and that regulators would approve. The deal we announced is that deal.

I understand this might have been surprising to many of you. But this path was our choosing. This allowed us to choose our own destiny, rather than having the market dictate it down the road. It’s no secret that consolidation is the rule of the day. And this merger will make us a Fortune 500 company, with options that we wouldn’t have otherwise — both now and in the future.

I also understand that what you wanted was more certainty, not less. One of the many benefits of this new transaction is that we don’t have to rework all that has been done toward integration, including most of the organizational charts. There may be some changes necessary in select areas or where we think things could be done a little better but largely, organizational charts and business plans will stay the same.

I know many of you have questions about the logistics required to combine these companies.

As the first step, we’ve created a Westar and KCP&L transition team that will restart the integration work. Kevin Bryant, Heather Humphrey and I, along with Bruce Akin, Jerl Banning and Mark Ruelle from Westar, will serve as the transition team.

Our job will be to review plans from the initial integration process and decide which may be kept the same (which will be most of them) and which ones should be adjusted due to changed circumstances.

We will work with the new leadership team to determine their next steps and how we proceed with our modified plans. Until then, we will keep integration team activity on pause.

I know that may be frustrating to some of you who are eager to move forward. It has been a longer journey than we anticipated, which has created additional strain and uncertainty. You have said you want to know what your job will be, what your team will look like, and what tools and systems you will be using. Once those decisions have been finalized, we will share them with you.

In the meantime, we know you have questions and we’re working to answer them and provide information as quickly as possible. We’ve provided updated FAQs below, which can also be accessed via our intranet home page.

Before I close, I want to reiterate one of our Guiding Principles: “Collaboration promotes unity and delivers greater results.”

This has never been more true for our company than it is now. When we were acquiring Westar, we said we wanted to treat them as partners. I’m proud of the integrity with which you treated your counterparts during that time.

I know you have a lot of questions. We are not yet in a position to answer many of them, but we will continue to post answers where we can on the Merger Update FAQ page. Please continue to submit your questions to Better Together (BetterTogether@kcpl.com) so that we can address your questions as soon as we have answers.

Our future is driven by you. I know that and I hope you do too. By taking the best work of both companies, we will build a stronger company. One that will provide innovative solutions to customers at affordable pricing, a fair return to shareholders and opportunities for employees. And that is exciting.

Again, thank you for staying focused on safely caring for our customers and supporting your KPC&L family.

Stay safe,

Terry

Answers to Frequently asked Questions:

HR-Related Questions:

How should we approach current projects/hiring during the next 300-day clock? Are things on hold until the Westar deal is complete?

First, we are hopeful that it will not take the full 300 days to get approval for this new transaction. We are actively working with regulatory staff, CURB, OPC and all of the intervenors to streamline and make as efficient as possible the approval process.

We are handling hiring the same way we did for the first transaction:

•	Attempt to hold empty positions open (this includes VEEP positions);

•	Where possible disperse critical functions/activities across remaining employees;

•	If there is a critical position that you believe needs to be refilled immediately, you will need to work with your supervisor and get permission to backfill (internally or externally);

•	If you are simply rearranging duties within your existing department or division to accommodate workloads and activities, this can be done without getting permission as long as it doesn’t require a change to the org charts from the previous integration work; however,

Please keep in mind when moving people into new positions (or giving them new responsibilities) that most of the org charts from our previous integration work will be used in the new company.

Where we can hold off hiring, though—whether by using contractors or doing without—we should do so to make sure we don’t end up being overstaffed.

Will Westar drive our new business culture and philosophy?

We’re going to take the best practices of both companies. Both of us have strong cultures, but we ought to be learning and growing every minute to get better. Blending cultures is important and difficult but, if we can do it well, it will pay off as a great opportunity for all employees.

What do you mean by “no layoffs because of the merger?”

Just what it says. We will not create the merged company organization by involuntarily severing any employees. If employees are holding up their end of the bargain, and they want a job in the combined company, they will be offered a job and have a place in the organization at close.

Will I still have the position in the combined company that was identified for me during the integration planning?

In most cases, yes, but not in every case. We must address some of these circumstances on a case-by-case basis. For example, with the delay and uncertainty, both companies have had to fill some vacancies that earlier were open, in contemplation of the original transaction. In some cases, that means some jobs are no longer open and available.

There are a lot of questions about jobs and severances. When will we get more answers?

As it did with the first instance, it will take a few months. Getting this right is more important than coming to a quick decision.

How will unions be impacted by the merger?

Current labor agreements at both KCP&L and Westar will be honored. As of now, there’s been no discussion around combining unions. Company and union leaders will have ongoing conversations to work through union issues and see what is best for everyone.

I heard Westar employees who get different or “lesser” jobs won’t lose their current salary for two years. Will we get the same kind of protection?

The provisions of the first transaction related to job changes will still apply. KCP&L employees who move into different or jobs with lower salaries would not be subject to reductions in pay or benefits for two years.

Will we go back to the drawing board with the org chart? Are we going to reopen the job selection process or conduct employee interest surveys?

At this time, we don’t plan to conduct another job interest survey because most employees’ interests likely haven’t changed in 12 months. We also don’t currently intend to reopen the job-selection process.

However, we’ll look to see if there are places where we think things could be done a little better or if some changes need to be made in select areas. There will be some individual changes, but the org structure basically should be the same. Where there are changes, we’ll do our best to be understanding, transparent and fair.

When will we know who’s staying at or moving to Topeka?

Because the initial work has already been done, we have a pretty good idea of which departments will be located where. There may be changes on a case-by-case basis but the number is anticipated to be small. Relocations won’t take effect until sometime after close.

How might benefits and compensation change, specifically:

•	If the merger is successful, how will the company’s philosophy change regarding pension fund options? For those who qualify for the “rule of 85,” should we be concerned about the future of the annuity and lump-sum options going forward?

•	How will the new company impact our 401k plan? Will there be changes? Become discretionary? Will it be frozen in the event we terminate the current 401k plan and setup a new lineup of 401k mutual fund offers? If so, how long will it take to get an LOD from the IRS?

No changes will occur in 2017 to the employee benefit plans in which you are currently eligible – Medical, Dental, Vision, Life and AD&D insurances, Long Term Disability, Pension and 401(k), Vacation, and Sick Leave. It is anticipated that any changes to benefits for 2018 will not be significant and would be communicated during the open enrollment period scheduled for early November 2017. As the companies begin to combine, the compensation and benefits philosophy will evolve but continue to be competitive allowing us to effectively recruit, reward, and retain highly-motivated and talented employees.

Are Westar employees who wanted to take the buyout going to be able to do that, or will they be offered jobs with the new company? Will the previously proposed Westar employee transfers still happen?

It is anticipated that much of the good work that was completed during the initial integration phase will be used as a foundation for the new organization. However, with the changes in the transaction and the passage of time, a revisit of a select few of the decisions may be warranted.

Details regarding job offers, transitional jobs, and Westar severances will be reviewed as appropriate given the new merger agreement. With the commitment of no layoffs in the new agreement, it is anticipated that Westar employees will have an opportunity to change previous decisions in regards to continued employment with the combined organization. As the transition team reviews the processes and options, additional information will be shared as decisions are made in the coming months.

How did we decide who would be CEO, the members of the executive team and where the corporate HQ would be, etc.?

Those, and many other things, both financial and non-financial, were all part of the overall negotiations. There was plenty of give and take on both sides.

What’s different this time for employee commitments?

Not much, but those differences might be more important to some than others. To address regulators’ concerns, we have been even more specific about employee commitments. Of course, we still have labor agreements to honor. Nothing changes in that.

Just as we said last time, we will continue having our contact center in Wichita and our operating headquarters in Topeka. Corporate HQ will be in Kansas City. Just as we said last time, we will maximize the benefits of natural retirements and voluntary attrition to capture savings. But what’s different is now we have committed to no layoffs because of the transaction. That doesn’t mean everyone will have his or her same job, but we won’t be laying off anyone in putting these companies together.

One final change, which in substance really is no different, but in form is important, we have agreed to maintain at least 500 jobs (for at least five years) in the Topeka downtown general office. While this was already the plan, making this commitment alleviated concerns some still had.

Earlier we said we were not planning wholesale moves of employee work locations. Is that still the case?

Yes. We plan no changes to the earlier plans. But just as before, this does not mean that no jobs will be relocated, because the business needs dictate where jobs will be located. It will be good business to have two operating HQ locations.

What happens to Topeka HQ employment levels after five years?

There are no plans to do anything differently. But five years is a long time and it wouldn’t be smart to make promises today about things that no one can foresee so far into the future.

What exactly is a Chief People Officer?

Jerl Banning will be the new CPO, or head of Human Resources. That means he’ll oversee all things related to people and HR programs and processes, just like any other head of HR. The new title simply reflects our philosophy of putting people first.

Integration Planning Process Questions:

When does the integration process begin again and where in the process where we left off does it start? Now that it is a merger of equals, will we entirely restart it from scratch?

There will be a transition team that will determine how integration work will restart. For KCP&L, it will be Heather Humphrey, Kevin Bryant and Terry Bassham. For Westar, it will be Bruce Akin, Jerl Banning and Mark Ruelle. They will resolve what will and will not change compared to the first agreement and the original integration planning work.

In most cases, we will continue to rely on the results of that earlier work. In some cases, we will make some changes. Those will be made only on a case-by-case basis, depending on the circumstances.

We approached integration the first time around as more of a merger than an acquisition. Remember, we said that we did not “beat” Westar; rather, we competed for the right to merge with them and create a new and better company. Integration teams consisted of Westar and KCP&L employees. The announced officer team included six leaders from Westar. While some minor changes will occur in org charts, most of the integration work and process will be the same.

As a result of all the good work that has already been done, we are ahead of the game:

•	Org charts are nearly completed;

•	We have identified best practices that we want to use across the whole combined organization;

•	We have identified IT, Compliance, HR, Operations and Financial issues that need to be resolved or in place by Day One; and

•	We have chartered operational savings and efficiencies that will save customers money and allow us to earn our authorized return for shareholders.

So, we will continue the integration planning process much in the same way as we were before. We are just a lot further along than we were the first time we announced a transaction. And, in no small way it was all the integration work that you and your teams did that made this second transaction possible.

Why wouldn’t we just stick with all the decisions made in the previous integration planning process?

In most cases, we will. But in some cases, the passage of time, change in circumstance and change the transaction warrants that we revisit a select few of these decisions.

Is it okay for me to have interactions with my Westar colleagues?

Yes, but you shouldn’t resume integration planning activities until we have further direction from the transition team.

Forward-Looking Statements

Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to the anticipated merger transaction of Great Plains Energy Incorporated (Great Plains Energy) and Westar Energy, Inc. (Westar Energy), including those that relate to the expected financial and operational benefits of the merger to the companies and their shareholders (including cost savings, operational efficiencies and the impact of the anticipated merger on earnings per share), the expected timing of closing, the outcome of regulatory proceedings, cost estimates of capital projects, redemption of Great Plains Energy convertible preferred stock, dividend growth, share repurchases, balance sheet and credit ratings, rebates to customers, employee issues and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy is providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and Westar Energy; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates that the companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s and Westar Energy’s ability to successfully manage and integrate their respective transmission joint ventures; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy and Westar Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated merger or the imposition of adverse conditions or costs in connection with obtaining regulatory approvals; the risk that a condition to the closing of the anticipated merger may not be satisfied or that the anticipated merger may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated merger; the costs incurred to consummate the anticipated merger; the possibility that the expected value creation from the anticipated merger will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined company following the anticipated merger; disruption from the anticipated merger making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated merger; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy Holding, Inc. (Monarch Energy) will file with the Securities and Exchange Commission (SEC) in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy, KCP&L and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy, KCP&L and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Monarch Energy will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar Energy, which also constitutes a prospectus of Monarch Energy. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY MONARCH ENERGY, GREAT PLAINS ENERGY AND WESTAR ENERGY WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED MERGER.

Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus when available and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar Energy’s website (http://www.westarenergy.com/) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed merger. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.